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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2004

OPEN EC TECHNOLOGIES, INC.

(Name of Registrant)

889 Harbourside Drive, #210, North Vancouver, British Columbia V7P 3S1

Executive Offices

Softcare EC, Inc.

(Former Name or Former Address, if Changed Since Last Report)

1. Press releases: 12/11/2003, 1/29/2004

2. Material Change Reports: 12/11/2003,  1/29/2004

3. BC Form 51-901F, Schedules A, B and C for the quarter ended November 30, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1.

Reporting Issuer

Open EC Technologies, Inc.

210 – 889 Harbourside Drive,

North Vancouver, B.C.,

V7P 3S1

2.

Date of Material Change:

December 11, 2003

3.

Press Release

A news release dated December 11, 2003, delivered to Stockwatch and Market News.

4.

Summary of Material Change

The Issuer announces a change of directors.

5.

Full Description of Material Change:

See attached news release dated December 11, 2003.

6.

Reliance on Section 85(2) of the Act:

N/A

7.

Omitted Information:

Nil

8.

Senior Officer Contact

John A. Versfelt, CFO

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at North Vancouver, British Columbia this 11th day of December, 2003.

(signed “John A. Versfelt”)

John A. Versfelt

Director and CFO

Open EC Technologies, Inc.

News Release

Open EC Announces Change of Directors

North Vancouver, British Columbia, December 11, 2003 – Open EC Technologies, Inc. (the “Company”) (TSX-V:OCE; OTC:OCEIF).  The Company is pleased to announce that Mr. Jeff Hoag has been appointed to the Board of Directors of the Company, effective immediately, to fill the vacancy created by Mr. Randy Pierson’s resignation.

Mr. Hoag is currently the President of Celex Agencies representing Fortune 500 manufacturers to small manufacturers, establishing growing and working relationships between independent and national dealers, and mass market retailers and wholesalers, primarily in the office products industry.  Mr. Hoag is also President of the British Columbia Office Products Association and the World Autobiographic Society.  As an independent director, Mr. Hoag will provide much insight to the Company in the area of sales and marketing.

The Company expresses its gratitude to Mr. Pierson for his past service as a Director.  His insight and guiding influence for Senior Management has been invaluable, especially during the past 18 months of reorganization.

On Behalf of the Board of Directors

(signed Martyn A. Armstrong”)

Martyn A. Armstrong

President and CEO

For More Information Contact:

Corporate Communications

Clive Massey

Open EC Technologies, Inc.

888-763-8227 toll free

604-983-8083 tel

604-983-8056 fax

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.  The statements may be identified by such forward-looking terminology as “expert,” “believe,” “may,” “will,” “intend,” “plan,” and similar statements or variations.  Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risk associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles; product implementation cycles; customer budget cycles; and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors.  Other important factors that should be considered are included in the Company’s audited financial statements for the fiscal year ended May 31, 2003 and other reports filed on SEDAR and the Company’s 20F and 6K’s files with the SEC.  Actual results may differ materially.  The Company assumes no obligation for updating any such forward-looking statements.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1.

Reporting Issuer

Open EC Technologies, Inc.

210 – 889 Harbourside Drive,

North Vancouver, B.C.,

V7P 3S1

2.

Date of Material Change:

January 29, 2004

3.

Press Release

A news release dated January 29, 2004, delivered to Stockwatch and Market News.

4.

Summary of Material Change

The Issuer announces Second Quarter financial results to November 30, 2003 and update on business activities.

5.

Full Description of Material Change:

See attached news release dated January 29, 2004

6.

Reliance on Section 85(2) of the Act:

N/A

7.

Omitted Information:

Nil

8.

Senior Officer Contact

John A. Versfelt, CFO

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at North Vancouver, British Columbia this 29th day of January, 2004.

(signed “John A. Versfelt”)

John A. Versfelt

Director and CFO

Open EC Technologies, Inc.

News Release

Second Quarter Results and Update

 On Business Activities

North Vancouver, British Columbia, January 29, 2003 – Open EC Technologies, Inc. (the “Company”) (TSX-V:OCE; OTC:OCEIF).  The Company announces the financial results for the second quarter ended November 30, 2003 and provides an update on its operating activities.  The Company has SEDAR filed its BC Form 51-901F First Quarter Report containing financial statements prepared by management without audit for the three months ended November 30, 2003 (the “Quarterly Report”).  Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the Quarterly Report.

Financial Review

As at November 30, 2003 and November 30, 2002:

As of November 30, 2003, Open EC had $35,272 in cash and cash equivalents compared with $47,481 as of November 30, 2002.  Open EC's working capital at November 30, 2003 was ($426,849) compared with working capital of ($167,864) as at November 30, 2002. Capital assets, which represent net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $104,836 at November 30, 2003 compared with $156,657 as at November 30, 2002. As the Company’s expenses continue to exceed revenues, the Company’s net current assets discussed above decreased by $37,644 in the quarter ended November 30, 2003.

Open EC generates revenue through software sales, consulting services, training services and maintenance fees.  Product sales were derived through two alternative fee structures: licensing fees and software royalties.   Service and maintenance contracts are generally entered into at the time a product sale is completed.

Revenue for the quarter ended November 30, 2003 was $140,044 compared with $136,225 for the quarter ended November 30, 2002 and $107,680 for the quarter ended August 31, 2003.  Revenue for the six months ended November 30, 2003 was $247,724 compared with $252,406 for the six months ended November 30, 2002.

Open EC has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which may produce significant revenues, are still at an early stage of development. Open EC's ultimate success depends upon substantial organizations buying and implementing its software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. Open EC's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but generally result in stable long-term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the quarter ended November 30, 2003 were $129,903 compared with $165,261 for the quarter ended November 30, 2002. The decrease represents the continuing effects of a cost cutting program initiated by management in 2002/2003.

General and administrative expenses for the quarter ended November 30, 2003 were $142,413 compared with $130,914 for the quarter ended November 30, 2002.  The increase is primarily the result of increased professional fees.

Depreciation and amortization expenses for the quarter ended November 30, 2003 were $7,166 compared with $11,905 for the quarter ended November 30, 2002.  The decrease of this expense reflects a slowdown in upgrading equipment, software and leasehold improvements.

Other expenses incurred relate primarily to net interest costs ($7,738) for the quarter ended November 30, 2003 compared to interest income $1,421 for the quarter ended November 30, 2002.  This change from net interest income to net interest expense reflects the financing cost associated with a convertible debenture.  Long-term interest expense for this quarter was $7,752 versus nil in 2002.

Operating Activities

Open EC is a provider of business-to-business electronic commerce platforms.  It has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business-to-business electronic exchange of documents. Open EC's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the internet. As a result the Company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the Company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and Open EC began selling the Open E|C platform and related services. Open EC currently markets both Open E|C and Tradelink primarily in the United States and Canada.

Open EC's primary focus remains the business-to-business electronic exchange of documents. In this respect Tradelink remains an important component of the Company's sales. Open EC continues to enhance Tradelink in order to drive its acceptance in the EDI market place.  Open EC also has developed and continues to develop certain applications to support its Open|EC Platform.

The Company’s near term milestones include the development, with its partner Mala Ventures, Inc. (a company controlled by a director of the Company), of a suite of products to be co-marketed by an independent third party U.S. company to their existing customer base. The delivery of these products and their commercial application is expected in the fiscal year ended 2004.

The settlement of certain longstanding liabilities by way of shares for debt settlements totalling up to $200,000 was recently announced.  The Company is also carrying out negotiations to settle other debts for cash settlements, and complete working capital financings of approximately $500,000 within the next six months.

On Behalf of the Board of Directors

John A. Versfelt

Director & CFO

For More Information Contact:

Corporate Communications

Clive Massey

Open EC Technologies, Inc.

888-763-8227 toll free

604-983-8083 tel

604-983-8056 fax

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.  The statements may be identified by such forward-looking terminology as “expert,” “believe,” “may,” “will,” “intend,” “plan,” and similar statements or variations.  Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risk associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles; product implementation cycles; customer budget cycles; and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors.  Other important factors that should be considered are included in the Company’s audited financial statements for the fiscal year ended May 31, 2003 and other reports filed on SEDAR and the Company’s 20F and 6K’s files with the SEC.  Actual results may differ materially.  The Company assumes no obligation for updating any such forward-looking statements.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

   X        Schedule A

    __      Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	OPEN EC TECHNOLOGIES, INC.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN A. VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083 EXT. 260
CONTACT EMAIL ADDRESS:	N/A
WEB SITE ADDRESS:	www.softcare.com
FOR QUARTER ENDED:	November 30, 2003
DATE OF REPORT"	January 29, 2004

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

January 29, 2004

Director

Date Signed

“JOHN A. VERSFELT “

January 29, 2004

Director

Date Signed

Interim Consolidated Financial Statements

OPEN EC TECHNOLOGIES, Inc.

(formerly Softcare EC Inc.)

(Expressed in Canadian Dollars)

 November 30, 2003 and 2002

(Prepared by management)

Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

Incorporated under the laws of British Columbia

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

November 30

November 30

May 31,

2003

2002

2003

$

$

$

_____________________________________________________________________________________________________

ASSETS

Current

Cash and cash equivalents

35,272

47,481

234,170

Accounts receivable, less allowance

for doubtful accounts of $60,815  [note 3]

118,371

148,795

62,128

Prepaid expenses and other

76,109

94,179

83,735

_____________________________________________________________________________________________________

Total current assets

229,752

290,455

380,033

_____________________________________________________________________________________________________

Capital assets [note 4]

104,836

156,657

121,557

_____________________________________________________________________________________________________

Total assets

334,588

447,112

501,590

_____________________________________________________________________________________________________

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Accounts payable and

accrued liabilities [notes 5 and 11]

465,042

235,673

393,085

Notes payable  [note 8]

50,000

50,000

50,000

Current portion of

obligations under capital leases [note 6]

3,015

27,397

5,680

Current portion of subsidiary redeemable

Class A preference shares [note 7]

-

27,500

12,500

Deferred revenue

138,544

117,749

117,472

_____________________________________________________________________________________________________

Total current liabilities

656,601

458,319

578,737

_____________________________________________________________________________________________________

Obligations under capital leases [note 6]

-

2,835

-

Subsidiary redeemable Class A

preference shares [note 7]

-

-

-

Debenture Payable [note 9]

355,012

341,250

______________________________________________________________________________________________________

Total liabilities

1,011,613

461,154

919,987

______________________________________________________________________________________________________

Commitments and contingencies [note11]

Shareholders' equity

Common stock [note 10]

16,565,438

16,565,438

16,565,438

Shares to be issued [note10]

  14,500

14,500

 14,500

Contributed Surplus

644,041

621,255

644,041

Unearned Employee Stock

Bonus Plan [note 10]

(990,957)

(990,957)

(990,957)

Deficit

(16,910,047)

(16,224,278)

(16,651,419)

_____________________________________________________________________________________________________

Total shareholders' equity

(677,025)

(14,042)

(418,397)

______________________________________________________________________________________________________

Total liabilities and shareholders' equity

334,588

447,112

501,590

_____________________________________________________________________________________________________

See accompanying notes

On behalf of the Board:

“ Martyn Armstrong “

  “ John Versfelt”

Martyn Armstrong, Director

John Versfelt, Director

Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

Revenue	Three Months Ended November 30 2003 $	Three Months Ended November 30 2002 $	Six Months Ended November 30 2003 $	Six Months Ended November 30 2002 $
Software sales	68,114	59,951	114,944	120,378
Consulting services	18,629	25,562	29,395	38,149
Training services	1,385	-	1,385	-
Maintenance fees	51,916	50,742	102,000	93,879
Total revenues	140,044	136,255	247,724	252,406
Expenses
Salaries and wages	129,903	166,261	237,166	402,416
Selling expenses	7,809	6,675	10,267	8,497
General and administrative expenses [notes 11 and 13]	142,413	130,914	227,039	415,341
Depreciation and amortization	7,166	11,905	16,721	23,636
Total expenses	287,291	315,755	491,193	849,890
Operating (loss) for the period	(147,247)	(179,500)	(243,469)	(597,484)
Other income (expense)
Interest income	14	1,421	18	4,954
Interest expense – long –term	(7,752)	-	(15,175)	-
Total other income (expense)	(7,738)	1,421	(15,157)	4,954
Loss for the period	(154,985)	(178,079)	(258,626)	(592,530)
Basic and diluted (loss) per share [note 2]	(0.069)	(0.01)	(0.012)	(0.03)

See accompanying notes

Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

INTERIM CONSOLIDATED STATEMENTS OF

SHAREHOLDERS' EQUITY (DEFICIT)

(Expressed in Canadian Dollars)

Six Months Ended November 30, 2003

	Common Stock		Special Warrants	Special Warrants	Shares To Be Issued		Contributed Surplus	Unearned Stock Bonus Plan	Deficit	Total Shareholders Equity (Deficit)
	Shares #	Amount $	Shares #	Amount $	Shares #	Amount $	$	$	$	$
Balance, May 31, 2002	20,083,617	16,253,938	-	-	90,000	13,500	621,255	(990,957)	(15,631,749)	252,487
Shares issued for private placement	3,250,000	325,000	-	-	-	-	-	-	-	325,000
Shares to be issued for terminated employees (note 10 g)	10,000	1,000	-	-	10,000	1,000	-	-	-	1,000
Stock options granted	-	-	-	-	-	-	22,786	-		22,786
Loss for the year	-	-	-	-	-	-	-	-	(1,019,670)	(1,019,670)
Balance, May 31, 2003	23,243,617	16,565,438	-	-	100,000	14,500	644,041	(990,957)	(16,651,419)	(418,397)
Share Consolidation 1 new for 10 old	(20,919,255)	-	-	-	(90,000)	-	-	-	-	-
Loss for the period	-	-	-	-	-	-	-	-	(103,641)	(103,641)
Balance, August 31, 2003	2,324,362	16,565,438	-	-	10,000	14,500	644,041	(990,957)	(16,755,060)	(522,038)
Loss for the period									(154,985)	(154,985)
Balance, November 30, 2003	2,324,362	16,565,438							(16,910,047)	(677,025)

See accompanying notes

 Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

INTERIM CONSOLIDATED STATEMENTS OF

CASH FLOWS

(Expressed in Canadian Dollars)

	Three Months Ended November 30 2003 $	Three Months Ended November 30 2002 $	Six Months Ended November 30 2003 $	Six Months Ended November 30 2002 $
OPERATING ACTIVITIES Loss for the period	(154,987)	(178,079)	(258,628)	(592,530)
Items not affecting cash: Depreciation and amortization	7,166	11,905	16,721	23,636
Stock based compensation	-	-	-	-
Changes in non-cash working capital: Accounts receivable	(41,221)	(12,528)	(56,243)	18,367
Prepaid expenses and other	7,333	(23,200)	7,626	(14,322)
Accounts payable and accrued liabilities	82,929	110,906	71,957	38,823
Deferred revenue	19,560	5,255	21,072	3,255
Cash (used in) operating activities	(79,220)	(85,741)	(197,495)	(522,771)
INVESTING ACTIVITIES Purchase of capital assets	-	279	-	(8,034)
Sale (purchase) of short-term investments	-	-	-	535,075
Cash provided by (used in) investing activities	-	279	-	527,041
FINANCING ACTIVITIES Redemption of sub redeemable Class A preference shares	(5,000)	(7,500)	(12,500)	(15,000)
Increase (decrease) in bank indebtedness	-	(250,000)	-	(250,000)
Increase in Debenture	13,762		13,762
Increase in (repayment of) obligations under capital leases	(1,074)	(12,950)	(2,665)	(32,452)
Common stock issued on exercise of Agents Warrants	-	(61,000)	-	-
Proceeds from units issued in private placement	-	-	-	325,000
Cash provided by (used in) financing activities	7,688	(331,450)	(1,403)	27,548
Decrease in cash and cash equivalents	71,532	(416,912)	(198,898)	31,818
Cash and cash equivalents, beginning of period	106,804	463,393	234,170	14,663
Cash and cash equivalents, end of period	35,272	46,481	35,272	46,481
Supplemental disclosure Interest paid	7,738	4,503	15,157	14,376

See accompanying notes

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Open EC Technologies, Inc., (the “Company”) was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. On November 8, 2001 the Company changed its name from SoftCare EC.Com, Inc. to Softcare EC Inc.  On June 23, 2003 the Company changed its name from Softcare EC, Inc. to Open EC Technologies, Inc.

The Company and its subsidiary companies develop and market Electronic Data Interchange (“EDI”) software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $154,985 for the quarter ended November 30, 2003 [2002 - $178,079], and has a deficit of $16,910,047 as at November 30, 2003 [2002 – $16,224,278], which has been funded primarily by the issuance of securities and increased payables.

The Company’s continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company’s ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 15. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Solutions Inc. (a Canadian company), (formerly SoftCare Electronic Commerce Inc.), and Solutions’s wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Translation of foreign currencies

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

Short-term investments

Short-term investments are available for sale securities and are carried at market value. Short-term investments consist of investments in a term note, with financial institutions with an original maturity of more than three months.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Software development costs

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Capital assets

Capital assets are stated at cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment

30%

Computer software

100%

Office equipment

20%

Office furniture

20%

Display booths

30%

Leasehold improvements

Lesser of the term of the lease

or the remaining estimated

useful life of the asset

Computer and office equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

Advertising Expense

Advertising costs are charged to expense as incurred.  Advertising expense for the quarter ended November 30, 2003 was nil [2002-nil].

Income Taxes

The Company utilizes the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.  If it is more likely than not that some portion or all of a future tax asset will not be realized, a valuation allowance is recognized.

Stock based compensation

Effective June 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”) which requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets or are stock appreciation rights that call fro settlement by the issuance of equity instruments.  Section 3870 permits the Company to continue its existing policy of treating all other employee and director stock options as capital transactions (the settlement method), but requires no pro forma disclosure of net income and per share information as if the Company has accounted for these stock options under the fair value method.  No restatement of prior periods is required as a result of the adoption of the new recommendations.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Employee stock bonus plan

Equity instruments contributed to the Employee Stock Bonus Plan (the “Plan”) by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders’ equity.  A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured based on the intrinsic value of the award at the date of grant and recognizes that cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company’s policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

Revenue recognition

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company’s policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Financial instruments

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market prices. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Income (loss) per share

Loss per common share for the quarters ended August 31, 2003 and 2002 is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust (“SESB Trust”).  Loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. For the quarters ended August 31, 2003 and 2002 none of the outstanding options and warrants has been included in the calculation of diluted loss per common share because their effect was anti-dilutive.

For the quarter ended November 30, 2003

2003

2002

$

$

_________________________________________________________________________________________

Numerator

Loss for the quarter

(154,985)

(178,079)

Denominator

Weighted average number of common shares

   outstanding

2,324,362

2,031,417(1)

Less: Employee Stock Bonus Plan Shares(1)

77,420

77,420

Basic loss per common share

(0.069)

(0.091)(1)

(1) Adjusted for share consolidation effective June 2003.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

3.  CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents that are held with one financial institution and accounts receivable. The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company’s operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars.  The Company has not entered into contracts for foreign exchange hedges. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations.

As at November 30, 2003 two [2002 - five] customers represented 53% [2002 - 74%] of the accounts receivable balance. For the period ended November 30, 2003 four [2002 - four] customers represented 76% of sales [2002 - 100%].

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

4.  CAPITAL ASSETS

Accumulated

Net book

As at November 30, 2003

Cost

amortization

value

$

$

$

Computer and testing equipment	401,682	365,772	35,910
Computer software	174,712	174,712	-
Office equipment	42,478	31,348	11,130
Office furniture	131,510	73714	57,796
Display booths	25,063	25,063	-
	775,445	663,444	104,836

As at November 30, 2002

Computer and testing equipment	401,681	346,718	54,963
Computer software	174,713	171,059	3,654
Office equipment	42,808	23,052	19,756
Office furniture	131,510	57,901	73,609
Display booths	25,063	20,388	4,675
Leasehold improvements	-	-	-
	775,775	619,118	156,657

Capital assets include computer and office equipment acquired under capital leases having a cost of $333,165 [2002 - $333,165] and accumulated amortization of $255,968 [2002 - $227,728].

5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities of the following at November 30:

2003

2002

$

$

________________________________________________________________________________

Accounts payable

233,488

87,574

Accrued professional fees

140,804

71,037

Accrued employee vacation

90,750

77,062

________________________________________________________________________________

465,042

235,673

________________________________________________________________________________

6.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

$

________________________________________________________________________________

2004

 4,089

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

7.  SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company’s subsidiary, SoftCare EC Solutions Inc., has outstanding redeemable Class A preference shares as follows:

Subsidiary

redeemable Class A

preference shares

Amount

#

$

________________________________________________________________________________

Balance, May 31, 2002

42,500

42,500

Redemption of shares for cash

(30,000)

(30,000)

________________________________________________________________________________

Balance, May 31, 2003

12,500

12,500

Redemption of shares for cash

(7,500)

(7,500)

________________________________________________________________________________

Balance, August 31, 2003

5,000

5,000

Redemption of shares for cash

(5,000)

(5,000)

________________________________________________________________________________

Balance, November 30, 2003

0

0

________________________________________________________________________________

Under an agreement between Solutions and one of its shareholders, Solutions agreed to issue 225,000 redeemable Class A preference shares to the shareholder in exchange for 665 common shares of Solutions. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company’s gross quarterly sales at a redemption price of $1.00 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.  At November 30, 2003, these preference shares are 100% redeemed.

The holder of the subsidiary redeemable Class A preference shares is entitled to cumulative dividend calculated at the bank prime rate. The bank prime rate at August 31, 2003 was 5.00% [2002 – 4.50%]. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations and at November 30, 2003 are paid in full.

8.  NOTES PAYABLE

Two $25,000 notes were issued on November 5, 2002 with interest of 10% accrued annually and due on demand.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

9.  CONVERTIBLE DEBENTURE

On March 17, 2003, the Company issued a convertible debenture in the principal amount of $341,250 Cdn. (US $250,000). The principal bears interest at the rate of prime plus three and half percent per annum, has a term of three years and is secured by all the assets of the Company.

The debenture is convertible into units consisting of one common share and one half-share purchase warrant.  The conversion rate is $0.10 of principal outstanding per unit in the first year, $0.11 of principal outstanding in the second year, and $0.12 of principal outstanding in the final year.  Each whole warrant obtained on conversion shall entitle the holder to purchase one common share of the Company and has a term of two years from the date of issuance of the debenture.  The warrant exercise price shall be $0.10 per share in the first year and $0.11 per share in the second year.

During the quarter ended November 30, 2003, interest payable of $6,881 was accrued, and for the six months ended November 30, 2003, interest payable was $13,762.

10.  COMMON STOCK

[a] Authorized  -  100,000,000 [2002 - 100,000,000] common voting shares without par value.

On June 17, 2003, the Company consolidated its issued and outstanding share capital on the basis of ten old shares for one new common share.

[b] Issued  -  2,324,362 [2002 – 23,243,617) common voting shares without par value

On December 18, 2001 the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement. Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.35 per share until January 7, 2004.

On May 16, 2002 the Company issued 1,200,000 units to the President of the Company, for cash proceeds of $132,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.13 per share until May 16, 2004.

On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 per share until July 26, 2003.  These warrants expired unexercised.

[c]

Stock Options

The Company has a stock option plan (the “plan”) pursuant to which the Board of Directors of the Company may grant nontransferable stock options to purchase common shares of the Company to directors, officers, employees, advisors, and consultants.  The maximum number of common shares that may be optioned under the plan is 20% of the issued and outstanding common shares of the Company.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

1.

COMMON STOCK (cont’d)

As at November 30, 2003, the Company had the following stock options outstanding:

Exercise price $	Outstanding #	Remaining life Years	Number of options exercisable
4.00	53,777	0.90	47,311
3.50	8,500	3.00	3,400
1.60	17,500	3.00	17,500
1.50	4,000	3.50	4,000
1.30	19,000	3.50	19,000
1.00	14,000	2.92	14,000
	116,777		105,211

A summary of the changes in stock options for the period ended is presented below:

Number of

Weighted Average

shares

exercise price

#

$

________________________________________________________________________________

Balance May 31, 2001

2,075,339

1.21

________________________________________________________________________________

1,130,000 options re-priced

(0.68)

Granted

1,286,000

0.19

Expired or cancelled

(423,063)

0.53

________________________________________________________________________________

Balance, May 31, 2002

2,938,276

0.38

Granted

190,000

0.15

Expired or cancelled

  (1,785,502)

0.53

________________________________________________________________________________

Balance, May 31, 2003

1,342,774

0.15

Expired or cancelled

(5,000)

Effect of share consolidation June 2003

(1,203,997)

________________________________________________________________________________

Balance, August 31, 2003

133,777

1.50

Expired or cancelled

(17,000)

________________________________________________________________________________

Balance, November 30, 2003

116,777

2.72

________________________________________________________________________________

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

10.  COMMON STOCK (cont’d)

[d] Pro-forma stock-options disclosure:

A summary of the required pro forma disclosure of the impact on the consolidated statement of operations is presented in the table below:

Net Loss, as reported

$(154,985)

Compensation expense related to the fair value of Stock

Options granted to non-employees

            nil

Pro-forma net loss

 $(154,985)

Pro-forma loss per share:

 Basic and diluted

     $(0.069)

The fair value of stock options granted to employees, directors and consultants was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made during the year: risk-free interest rate 5.25%, estimated volatility 304%, expected life 5 years.  No grants of options were made during the period.

[e] Warrants

At November 30, 2003 the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiration date

________________________________________________________________________________

  65,000

$3.50

January 7, 2004

120,000

$1.30

May 16, 2004

________________________________________________________________________________

185,000 (1)

________________________________________________________________________________

(1)

After effect of share consolidation June 2003.

[f] Employee Stock Bonus Plan

On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan whose members are directors, officers, consultants and employees who have completed six months or more service with the Company.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded.  However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company.  Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan.  Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate.  Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares.  Each common share will be exchanged for one new preferred share.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

10.  COMMON STOCK (cont’d)

[f] Employee Stock Bonus Plan (cont’d)

During the period ended November 30, 2003, no shares [2002 - nil shares] were allocated or released to employees, under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year.

The balance of the shares held in the plan as at November 30, 2003 is 77, 420 (2002-774,200) and of this balance none have been allocated for future release.  The balance of 77,420 is after giving affect to the Company’s share consolidation.

No compensation expense has been recognized in the statement of operations for the period-ended November 30, 2003 in respect of the SESB Trust [2002 - nil; 2001 - $289,018]. Compensation

expense is recorded at fair value of the shares once shares have been committed to be released.  At November 30, 2003, the fair value of the unallocated common shares based on quoted market sources was $13,161 [2002 - $92,904].

[g] Shares to be Issued:

As a result of various employee terminations during the years ended May 31, 2003 and 2002, the Company is obligated to issue 10,000 shares, post consolidation, to employees as part of the severance packages agreed with the terminated employees.  The shares to be issued have been valued based upon the market price of the shares on the date the employees were terminated.

11.  COMMITMENTS AND CONTINGENCIES

[a] The Company leases its premises and certain automobiles under operating leases expiring through 2009. The approximate future minimum lease commitments under operating lease agreements for the six years ending May 31, 2009 are as follows:

2004

136,341

2005

221,185

2006

240,103

2007

246,527

2008

247,411

2009

20,593

________________________________________________________________________________

1,112,160

________________________________________________________________________________

Rent expense for the quarter ended November 30, 2003 amounted to $15,000 [2002 - Nil].

During the years ended May 31, 2002 and 2003, the Company laid off a number of employees.  To date, no actions were forthcoming from such employees laid-off.  In respect to these employees terminations, the Company has an obligation to issue an aggregate of 10,000 common shares in settlement of termination agreements.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

11.  COMMITMENTS AND CONTINGENCIES (cont’d)

One of the Company’s subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to vigorously defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim had been recorded during the quarter ended November 30, 2003.

 [b] The Company was named as a third party in a default judgment, together with a U.S. company, in the amount of US $150,000 for damages with respect to the use of allegedly unauthorized proprietary software.  The U.S. courts have ruled in favour of the Company during the quarter ended November 30, 2003.

12.  INCOME TAXES

At May 31, 2003, for Canadian income tax purposes, the Company has approximately $686,000 of undeducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $11,544,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

Non-capital

losses

$

________________________________________________________________________________

2004

328,000

2006

829,000

2007

750,000

2008

2,214,000

2009

3,609,000

2010

3,201,000

2011

613,000

________________________________________________________________________________

11,544,000

________________________________________________________________________________

At May 31, 2003, the Company also has non-capital loss carry-forwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:

Non-capital

losses

$

________________________________________________________________________________

2019

777,000

2020

1,211,000

2021

167,000

________________________________________________________________________________

2,155,000

________________________________________________________________________________

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

12.  INCOME TAXES (cont’d)

The ability of the Company to use the losses that expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.  No adjustments have been made for the six month period ended November 30, 2003.

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of May 31 are as follows:

2003

2002

$

$

________________________________________________________________________________

Non-capital loss carryforwards

4,388,000

4,246,000

Share issue costs

261,000

375,000

Unused capital cost in excess of net book value

36,000

337,000

Other

-

32,000

________________________________________________________________________________

Total future assets

4,685,000

4,990,000

Valuation allowance

(4,685,000)

(4,990,000)

________________________________________________________________________________

Net future assets

—

—

________________________________________________________________________________

A reconciliation of the Company’s effective income tax rate to the federal statutory rate follows:

2003

2002

$

$

________________________________________________________________________________

Tax at statutory rate

(387,000)

(1,407,000)

Amortization of share issue costs for tax and accounting

130,000

(147,000)

Effect on change in tax rate

536,000

-

Other

29,000

18,000

Temporary difference for which no new tax benefit

has been recognized

(308,000)

1,536,000

________________________________________________________________________________

—

—

________________________________________________________________________________

13.  RELATED PARTY TRANSACTIONS

Directors, officers and a company controlled by an officer of the Company provide legal, accounting and advisory services to the Company. During the quarter ended November 30, 2003, the Company paid $30,773 [2002 - $12,887] for these services that were charged to general and administrative expenses. At November 30, 2003 $57,494 [2002 - $9,226] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

14.  SEGMENTED INFORMATION

The Company operates in one business segment and substantially all of the Company’s operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

Qtr.

Year

Year

2004

2003

2002

%

%

%

________________________________________________________________________________

Canada

76

41

89

U.S.

24

58

11

Other

-

1

-

15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States (“U.S. GAAP”), except as follows:

The following table sets out the amounts that would have been reported in the balance sheet had these statements been prepared in conformity with U.S. GAAP.

Consolidated balance sheets

2003

2002

$

$

________________________________________________________________________________

Additional paid in capital

736,016

713,230

Deficit

(16,701,769)

(16,046,199)

For purposes of reporting in accordance with US GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid-in capital.

Recent Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities”.  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  The requirement of SFAS 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.  SFAS 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  The adoption of this standard is not expected to have material affect on the Company’s results of operations or financial position.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

November 30, 2003 and 2002

[Expressed in Canadian dollars]

15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

In December 2002, FASB issued SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 expands the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the affect for fiscal years ended after December 15, 2002.  The disclosure provisions of SFAS 148 are effective for financial statements for interim periods beginning after December 15, 2002.  The Company has adopted SFAS 148 and its impact is not expected to have a material affect on the Company’s results of operations or financial position.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  The provisions of this SFAS are effective for exit or disposal activities that are initiated after December 31, 2002,  with early application encouraged.  This Statement addresses financial accounting and reporting for costs associated with exit or disposal activites and nullifies Emergin Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.  The Company has adopted SFAS 146 and its impact is not expected to have a material affect on the Company’s results of operations of financial position.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

   _        Schedule A

    x      Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	Open EC Technologies, Inc.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN A VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083 Ext. 260
CONTACT EMAIL ADDRESS:	N/A
WEB SITE ADDRESS:	www.softcare.com
FOR QUARTER ENDED:	November 30, 2003
DATE OF REPORT	January 29, 2004

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

January 29, 2004

Director

Date Signed

“ JOHN A. VERSFELT “

January 29, 2004

Director

Date Signed

FORM 51-901F

SCHEDULE B: SUPPLEMENTARY INFORMATION

See attached consolidated financial statements for the period ended November 30, 2003.

1.

Selling Expenses for the six months ended November 30, 2003 include:

Advertising and Promotion

$    -

Entertainment

     835

Software resale

  9,432

General and administrative expenses for the six months include:

Professional fees

$77,949

Public relations fees

  23,712

Office lease

  30,000

Travel and automobile

  13,881

Utilities, insurance, supplies and other

  21,493

Transfer agent and shareholder information

  15,480

2.

Related party Transactions

Directors and officers of the Company provide legal, accounting and advisory services to the Company.  During the six months ended November 30, 2003, the Company paid $58,655 [2002 - $46,887] for these services that were charged to general and administrative expenses.  At November 30, 2003, $57,494 [2002 - $9,226] is included in accounts payable and accrued liabilities.  All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

3.

a) Summary of securities issued during the quarter under review:

No securities were issued in the quarter.

b) Summary of options granted during the period under review:

No options were granted in the quarter.

4.

Summary of securities as at the end of the reporting period:

a.) Description of authorized capital

100,000,000 (2002-100,000,000) common voting shares without par value

b.) summary of shares issued and outstanding

	Common Stock and Shares to be Issued
	Shares #	Amount $
Balance, November 30, 2002	23,343,617	16,579,938
Balance, February 28, 2003	23,343,617	16,579,938
Balance, May 31, 2003	23,343,617	16,579,938
Share consolidation 1 new for 10 old	(20,919,255)	-
Balance, August 31, 2003	2,324,362	16,579,938
Balance, November 30, 2003	2,324,362	16,579,938

c.) Description of options, warrants and convertible securities outstanding,

including the number of amount, exercise or conversion price and expiry date.

As at November 30, 2003, the Company had the following stock options outstanding:

Exercise price $	Outstanding #	Remaining life Years	Number of options exercisable
4.00	53,777	0.90	47,311
3.50	8,500	3.00	3,400
1.60	17,500	3.00	17,500
1.50	4,000	3.50	4,000
1.30	19,000	3.50	19,000
1.00	14,000	2.92	14,000
	116,777		105,211

At November 30, 2003, the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiration date

   650,000

$3.50

January 7, 2004

1,200,000

$1.30

August 16, 2004

________________________________________________________________________________

1,850,000

________________________________________________________________________________

During the quarter, 1,650,000 warrants expired unexercised.

d) Number of Shares in escrow or subject to a pooling agreement

Securities subject to pooling agreements with respect to the SESB trust and the employee profit sharing plan are 77,420 common shares that are restricted until certain revenue targets are met or exceeded.  See note 10 of the financial statements.

5.

Directors and officers at January 29, 2004

Martyn Armstrong

President, Chief Executive Officer, Director

John A Versfelt

Chief Financial Officer, Corporate Secretary, Director

Jeff Hoag

Director

Schedule C: Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition, changes in financial condition and results of operations of Open EC Technologies, Inc. (formerly Softcare EC Inc.), and its subsidiaries Softcare EC Solutions Inc. (formerly Softcare Electronic Commerce Inc.), SCEC Holdings, SCC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. for the years ended November 30, 2003 and 2002. Open EC Technologies Inc., its wholly owned subsidiary Softcare EC Solutions Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "Open EC", or as the “Company”. The discussion should be read in conjunction with the financial statements of Open EC and related notes included therein.

Overview

Open EC is a provider of business-to-business electronic commerce platforms.  It has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, Open EC Solutions Inc. (formerly Open EC Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business-to-business electronic exchange of documents. Open EC's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the internet. As a result the Company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the Company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and Open EC began selling the Open E|C platform and related services. Open EC currently markets both Open E|C and Tradelink primarily in the United States and Canada.

Open EC's primary focus remains the business-to-business electronic exchange of documents. In this respect Tradelink remains an important component of the Company's sales. Open EC continues to enhance Tradelink in order to drive its acceptance in the EDI market place.

Open EC has developed and continues to develop certain applications to support its Open|EC Platform.  While Open EC develops these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

Financial Position

As at November 30, 2003 and as at November 30, 2002:

As of November 30, 2003, Open EC had $35,272 in cash and cash equivalents compared with $47,481 as of November 30, 2002.  Open EC's working capital at November 30, 2003 was ($426,849) compared with working capital of ($167,864) as at November 30, 2002. Capital assets, which represent net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $104,836 at November 30, 2003 compared with $156,657 as at November 30, 2002. As the Company’s expenses continue to exceed revenues, the Company’s net current assets discussed above decreased by $37,644 in the quarter ended November 30, 2003.

Results of Operations

Open EC generates revenue through software sales, consulting services, training services and maintenance fees.  Product sales were derived through two alternative fee structures: licensing fees and software royalties.   Service and maintenance contracts are generally entered into at the time a product sale is completed.

Quarters ended November 30, 2003 and 2002

Revenue for the quarter ended November 30,2003 was $140,044 compared with $136,225 for the quarter ended November 30, 2002.

Open EC has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which may produce significant revenues, are still at an early stage of development. Open EC's ultimate success depends upon substantial organizations buying and implementing its software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. Open EC's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but generally result in stable long-term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the quarter ended November 30, 2003 were $129,903 compared with $166,261 for the quarter ended November 30, 2002. The decrease represents the continuing affects of a cost cutting program by management in 2002/2003.

Selling expenses for the quarter ended November 30, 2003 were $7,809 compared with $6,675 for the quarter ended November 30, 2002, demonstrating no overall change in selling costs.

General and administrative expenses for the quarter ended November 30, 2003 were $142,413 compared with $130,914 for the quarter ended November 30, 2002.  The increase is primarily the result of increased professional fees.

Depreciation and amortization expenses for the quarter ended November 30, 2003 were $7,166 compared with $11,905 for the quarter ended November 30, 2002.  The decrease of this expense reflects a slowdown in the upgrading of equipment, software and leasehold improvements.

Other income (expense) was net interest costs ($7,738) for the quarter ended November 30, 2003 compared to interest income $1,421 for the quarter ended November 30, 2002.  This change from net interest income to net interest expense reflects the financing cost associated with the convertible debenture.  Long-term interest expense for this quarter was $7,752 versus nil in 2002.

Liquidity and Capital Resources

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

To date the company has incurred significant losses both for the current year to date and the previous fiscal years. In addition, the Company has accumulated a significant deficit. These losses and the deficit have been funded primarily by the issuance of securities including funds derived from a convertible debenture completed in the fourth quarter to May 31, 2003.

During the past quarter, the Company did not carry out any financings.

The Company’s continuation as a going concern is uncertain and is dependant upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity. It’s ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. To date Open EC has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of November 30, 2003, Open EC had $35,272 in cash and cash equivalents. This, including other current assets, brought Open EC's total working capital to ($426,849). The Company has the potential to raise future capital through working capital financing, the exercise of warrants and new stock options when granted. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their stock options when granted.

Subsequent Events

At December 11, 2003, the Company announced the resignation of Randy Pierson as a director, and the appointment of Jeff Hoag to fill the director vacancy.

Milestones and Benchmarks

The Company’s near term milestones include:

The development, with its partner Mala Ventures, Inc. (a company controlled by director of the Company) of a suite of products to be co-marketed by an independent third party U.S. company to their existing customer base.  The delivery of these products and their commercial application is expected in the fiscal year ended 2004.

The settlement of certain longstanding liabilities by  way of  shares for debt settlements totaling up to $200,000 was recently announced by the Company.  The Company is also carrying out negotiations to settle other debts for cash settlements, and to complete a working capital financing of $500,000 within the next six months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Open EC Technologies Inc. -- SEC File No. 000-30610

(Registrant)

Date: February 5, 2004

By /s/ John Versfelt

John Versfelt, Chief Financial Officer